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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1943
                             (Amendment No._______)*



HAWKS INDUSTRIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


420323 20 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)


David H. Peipers, 888 7th Avenue, #1608, New York, NY 10106, (212) 489-2288
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


August 15, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of SS 240 13d-1(e), 240 13d-1(f) or 240 13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240 13d-7(b) for other parties to whom copies are to be sent.

(*) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(SEC 1748 (03-00)

CUSIP No. 420323 20 6


________________________________________________________________________________
1.   Name of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     Thorn Tree Resources, LLC.

________________________________________________________________________________
2.   Check the Appropriate Box if a Member of a Group (See instructions)

     (a)  [_]
     (b)  [x]

________________________________________________________________________________
3.   SEC Use Only


________________________________________________________________________________
4.   Source of Funds (See instructions)

     WC, AF, BK

________________________________________________________________________________
5.   Check if Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e)


________________________________________________________________________________
6.   Citizenship or Place of Organization

     Delaware

________________________________________________________________________________
               7.   Sole Voting Power

  Number of         11,110,938

   Shares      _________________________________________________________________
               8.   Shared Voting Power
Beneficially

  Owned by
               _________________________________________________________________
    Each       9.   Sole Dispositive Power

  Reporting         11,110,938

   Person      _________________________________________________________________
               10.  Shared Dispositive Power
    With


________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     11,110,938

________________________________________________________________________________
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See instructions)

________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)

     47.6

________________________________________________________________________________
14.  Type of Reporting Person*

     OO

________________________________________________________________________________

Item 1. Security and Issuer

     The title of the class of equity securities to which this statement relates is common stock. The name and address of the principal executive office of the issuer of such securities are Hawk Industries, Inc., 115 East 57th Street, Suite 1540, New York, NY 10022.

Item 2.

     The person filing this statement is a limited liability company organized under the laws of the State of Delaware. The members of such limited liability company are David H. Peipers, The Cornerhouse Limited Partnership, which is a Delaware limited partnership of which David H. Peipers is the general partner, and The Winsome Limited Partnership, a Delaware limited partnership of which David H. Peipers is the general partner.

     b) The business address of the reporting person, David H. Peipers, The Cornerhouse Limited Partnership and The Winsome Limited Partnership is 888 Seventh Avenue, Suite 1608, New York, NY 10106.

     c) The principal occupation of the reporting person and the other persons referred to in subdivision b is to invest in and manage businesses of various kinds.

     d) None of the aforementioned persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

     e) None of the aforementioned persons has during the last five years been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     f) David H. Peipers is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

     The consideration for the reporting person's purchase of the securities consists of assets valued at a total of $16,675,000, of which $7,275,000 was supplied by Equistar Consolidated Holdings, LLC, ("Equistar"), an affiliate of the reporting person, including $2,175,000 borrowed by Equistar from a bank.

Item 4. Purpose of Transaction

     (a) Not applicable

     (b) Not applicable

     (c) Not applicable

     (d) The purpose of the transaction was to bring about a change in the control of the issuer, and the plans of the reporting person included changing the management and board of directors of the issuer, including replacing and changing the number of its directors.

     (e) Not applicable

     (f) Not applicable

     (g) Not applicable

     (h) Not applicable

     (i) Not applicable

     (j) Not applicable

Item 5. Interest in Securities of the Issuer

     (a) The reporting person beneficially owns 11,110,938 shares constituting
47.6 percent of the total 23,328,364 outstanding shares of the common stock of the issuer. The same number of shares is beneficially owned by Universal Equities Consolidated, LLC, a Nevada limited liability company ("Universal"), which together with the reporting person may be deemed to constitute a group within the meaning of Section 13(d) (3) of the Act. The reporting person disclaims membership in any group.

     (b) The reporting person has sole power to vote or direct the vote of the 11,110,938 shares beneficially owned by it. Universal has sole power to vote or direct the vote of the 11,110,938 shares beneficially owned by it.

     (c) On June 29, 2000, each of the reporting person and Universal acquired 25,000 shares of the common stock of the issuer from the issuer for a price of $175,000, amounting to $7 per share. At that time neither the reporting person nor Universal owned or became the owner of at least 5 percent of the outstanding shares of that class, and neither was otherwise required to file a Schedule 13D. The June 29, 2000 transaction was effected by mail between New York, NY and Casper, WY. On August 15, 2000, each of the reporting person and Universal acquired 11,085,938 shares of the common stock of the issuer for a price of $16,500,000, amounting to approximately $1.49 per share. The August 15, 2000 transaction was effected in person in New York, NY.

     (d) Not applicable

     (e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The acquisition of shares on June 29, 2000 was pursuant to a private placement agreement of that date among the issuer, the reporting person and Universal. The acquisition of shares on August 15, 2000 was pursuant to an agreement dated as of June 10, 1999, as amended, among the issuer, Universal, David H. Peipers, The Cornerhouse Limited Partnership and The Winsome Limited Partnership, the last three of which persons assigned their rights under the agreement to the reporting person prior to the closing of the transaction. Apart from providing for the acquisitions to which they respectively relate, the above agreements did not establish any contracts, arrangements, understandings or relationships with respect to securities of the issuer. The reporting person and Universal have entered into agreements relating to hypothecation of the securities as part of the collateral for bank loans to Equistar, which agreements do not give another person voting power or investment power over such securities except for standard default and similar clauses customarily included in loan agreements.

Item 7. Material to Be Filed as Exhibits

     Exhibit A - A copy of the agreement for the acquisition of shares on June 29, 2000 is incorporated by reference to Exhibit A to the issuer's report on Form 8-K filed July 6, 2000.

     Exhibit B - A copy of the agreement relating to the acquisition of shares on August 15, 2000, as amended, is incorporated by reference to Exhibits 1 and 3 to the issuer's report on Form 8-K filed October 14, 1999 and to Item 1 of the issuer's report on Form 8-K filed April 27, 2000 (the second of two reports on Form 8-K filed by the issuer on that date).

     Exhibit C - A copy of the note evidencing the bank borrowing referred to in
Item 3 (the principal amount of which note includes other sums borrowed in the ordinary course of business by Equistar) is submitted herewith. The name of the bank, for which confidential treatment is requested, has been redacted.

     Exhibit D - A copy of the stock pledge agreement among the reporting person, Universal and the bank (the name of which has been redacted) referred to in Exhibit C is submitted herewith.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 30, 2000
-----------------------------------
Date


/s/ David H. Peipers
-----------------------------------
Signature


DAVID H. PEIPERS, MANAGER
-----------------------------------
Name/Title

                                   EXHIBIT C




                                 TIME GRID NOTE
                          (LIBOR pricing - Commercial)

                                                      New York, New York
$8,335,000.00                                         Date:_____________________


     For Value Received, on September 18, 2001 (the "Maturity Date"), the undersigned ("Maker") promises to pay to the order of (name and address of bank redacted), the principal sum of Eight Million Three Hundred Thirty Five Thousand ($8,335,000.00) Dollars, or so much thereof as shall be advanced by Bank to Maker, in Banks sole discretion, and not repaid, in installments set forth below together with interest on the unpaid principal amount hereof from time to time outstanding from the date hereof until the date on which this Note is paid in full, at the rate set forth below. Within the limits of the principal sum stated above, Maker may borrow, pay and reborrow, subject to the terms and conditions stated herein.


     Interest on the unpaid principal of each loan made pursuant to this Note (each, a "Loan") will be due and payable when payment of the principal of this
Note is due (whether at stated maturity or by acceleration) and (indicate whichever is applicable):


     [ ]  on the last day of each month.

     [x]  on the 1st day of each month.

     Prior to the date on which the unpaid principal hereof is due and payable, this Note shall bear interest at a rate (the "Contract Rate") equal to 1 .25% per annum above LIBOR (as defined below) on the date of each Loan made pursuant to this Note. As used herein "LIBOR" means thc per annum interest rate equal to the London Interbank Offered Rate shown on the Bridge Telerate Screen, page 3750 or any successor page thereto, as the 11:00 AM (London time) fixing, rounded upward to the nearest 1/8 of 1%, two (2) Business Days (as defined below) prior to the date: (i) on which each Loan is made for the Interest Period specified by Maker in its Drawing Notice; or (ii) of each Renewal (as defined below) for the Interest Period specified by Maker in its Renewal Notice, as applicable, for deposits of United States dollars for a period of time equal to the stated term of this Note.

     Maker will give notice to the Bank of its request that a Loan be made to it hereunder before 11:00 am. (New York City time) at least two (2) Business Days, as defined below, prior to the date that the Loan is requested to be made, by delivering a notice to the Bank in a form substantially similar to Exhibit A hereto (a "Drawing Notice"), such notice to specify: (1) the amount in U.S. dollars (which will be a minimum of US$ _______ and in multiples of US$ ________), (2) the account to which the funds are to be paid: (3) the Interest Period applicable to such Loan; and (4) that no Event of Default has occurred and is continuing. Absent a selection of an Interest Period by the Maker, the Interest Period for such Loan shall be 30 days. Any Drawing Notice received by the Bank shall be irrevocable. As used herein, "Business Day" shall mean a day on which banks are regularly open for business in London and Banks principal banking office at 452 Fifth Avenue, New York, New York is open for ordinary business.


     Each Loan made hereunder shall be renewed by the Maker on the final day of the Interest Period relating thereto far an additional Interest Period of an equivalent term, unless a written notice in a form substantially similar to Exhibit B hereto (a "Renewal Notice") is received by the Bank before 11:00 a.m. (New York City time) at least two (2) Business Days prior to such date which states: (1) the date on which the current Interest Period expires; (2) the Interest Period applicable to the renewal term ; and (3) that no Event of Default has occurred and is continuing, whereupon, subject to the terms hereof, such Loan will be renewed (each, a "Renewal"), provided, however, no Loan or Renewal thereof may be outstanding after the Maturity Date. Any Renewal Notice received by the Bank shall be irrevocable.


     After the date on which the unpaid principal hereof is due and payable (whether at stated maturity or by acceleration), interest under this Note shall be payable on demand and shall accrue at a fluctuating rate per annum equal to 2% per annum above (i) if the Contract Rate is a fixed rate, the Contract Rate, or (ii) if the Contract Rate is a fluctuating rate, the greater from time to time of (x) the Contract Rate in effect on the date that the principal became due and (y) the Contract Rate that would have been in effect from time to time if the principal had not become due. If Maker is a corporation, interest shall be calculated on the basis of a 360-day year for actual days elapsed. In no event shall the interest rate applicable at any time to this Note exceed the maximum rate permitted by law.


     This Note evidences loans made by Bank to Maker in Bank's sole discretion, from time to time. The unpaid principal balance of this Note at any time shall be the total amount advanced by Bank to Maker in Banks sole discretion, less the total amount of principal payments made hereon by Maker. The date and amount of each such loan and each payment on account of principal thereof may be endorsed by Bank on the grid attached to and made a part of this Note, and when so endorsed shall represent evidence thereof binding upon Maker in the absence of manifest error. Any failure by Bank to so endorse shall in no way mitigate or discharge the obligation of Maker to repay any loans actually made. Maker may prepay this Note in whole at any time with all accrued interest to the date of prepayment. So long as Maker is not in default under this Note, Maker shall be entitled to prepay the outstanding principal amount of each Loan made pursuant to this Note in whole or in part without the prior consent of Bank before 11:00 A.M. on any Business Day (the "Prepayment Date"), together with (i) the payment of all interest accrued on the prepaid principal to the date of prepayment and
(ii) the payment of the Liquidated Cost (as defined below), provided that Bank has received written notice from Maker, at least seven (7) Business Days prior to such Prepayment Date, informing the Bank that prepayment will occur on such Prepayment Date. As used herein, "Liquidated Cost" means, with respect to any prepayment (unless the rate is based upon the Reference
Rate), an amount necessary to compensate Bank for the cost of reinvesting, for the period extending to the last day of the then current Interest Period for such Loan, the prepaid principal amount received by Bank at a rate or rates which may be less than the Contract Rate. Maker and Bank acknowledge that determining the actual amount of the Liquidated Cost may be difficult or impossible in any specific instance and accordingly Maker agrees with Bank that the Liquidated Cost shall equal the excess, if any, of (i) the product of (A) the amount of principal prepaid, multiplied by (B) the Contract Rate divided by 360, multiplied by (C) the remaining number of days from the date of the prepayment to the end of the then current Interest Period for such Loan, over
(ii) that amount of interest which Bank determines that the holder of a Treasury Obligation (as defined below) selected by Bank in the amount (or as close to such amount as is feasible) of the prepaid principal and having a maturity date on the last day of the then current Interest Period for such Loan (or as soon thereafter as is feasible), would earn if that Treasury Obligation were purchased in the secondary market on the date of the prepayment and were held to the last day of the then current Interest Period for such Loan. Maker agrees that the determination of Liquidated Cost shall be based on amounts which a holder of a Treasury Obligation could receive under these circumstances, whether or not Bank actually invests the prepaid principal amount in any Treasury Obligation. As used herein, "Treasury Obligation" means a note, bill or bond issued by the United States Treasury Department as a full faith and credit general obligation of the United States. Maker agrees that the payment of Liquidated Cost as a premium in connection with any prepayment is reasonable to compensate Bank for lost income resulting from such prepayment because Maker is receiving the benefit of having the Contract Rate priced based on LIBOR.


     Requests for loans to Maker from Bank and directions as to the disposition of the proceeds thereof may be given orally (including by telephone) or in writing to Bank by the officers of Maker or other persons authorized to borrow on Maker's behalf by borrowing resolutions of Maker's Board of Directors heretofore delivered to Bank, as such resolutions may be amended or superseded from time to time, provided that any such amending or superseding resolutions shall have been certified by the Secretary or an Assistant Secretary of Maker, and a copy thereof so certified, shall have been delivered to an officer of Bank at its office for payment. Bank may conclusively rely on the authorities contained in said resolutions. Any such loan so made shall be conclusively presumed to have been made to or for the benefit of Maker and Maker shall be liable in respect thereof when made in accordance with any such request or direction, or when deposited to any account of Maker with Bank, even though persons other than those authorized to borrow on behalf of Maker may have authority to draw against such account. Bank may rely on any such request or direction which it believes to be genuine, and Bank shall be fully protected in so doing without any duty to make further inquiry as to such genuineness or in otherwise acting in good faith in the premises. By making a request for a loan, Maker shall be deemed to be representing to Bank that all of the representations and warranties of Maker set forth in this Note are true and correct as of the date of such request as if made on and as of such date and shall also be deemed to be representing and warranting to Bank that on such date Maker is not in breach of any of its covenants to Bank set forth in this Note or in any other document or instruments of Maker to Bank and no event of default has occurred and is continuing with respect to any Obligations (as defined below).


     Upon the occurrence of any of the following (each, an "Event of Default") with respect to any Maker, endorser or guarantor of the indebtedness evidenced by this Note: (i) default in payment of any amount due under this Note or in the payment or performance of any other Obligation or agreement of any nature or description to or with Bank; (ii) any of them shall commence any case, proceeding or other action under any law relating to bankruptcy, insolvency, reorganization or relief of debtors, seeking to have an order for relief entered with respect to any of them, or seeking to adjudicate any of them a bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition or other relief with respect to any of them or any of their debts, or seeking appointment of a receiver, trustee, custodian or other similar official for any of them or for all or any substantial part of the assets of any of them, or any of them shall make a general assignment for the benefit of its creditors, or there shall be commenced against any of them any case, proceeding or other action of a nature referred to in this clause (ii), or there shall be commenced against any of them any case, proceeding or other action seeking issuance of a warrant of attachment, execution, distraint or similar process against all or any substantial part of the assets of any of them which results in the entry of an order for any such relief or any of them shall take any action in furtherance of, or indicating its consent to, approval or acquiescence in, any of the acts set forth in this clause (ii), or any of tern shall generally not, or shall be unable to, or shall admit in writing its inability to, pay its debts as they become due; (iii) entry of a judgment against any of them; (iv) failure to pay or remit any tax when assessed or due; (v) death or dissolution; (vi) making a bulk transfer or sending notice of intent to do so; (vii) granting any security interest (other than to Bank); (viii) suspension or liquidation of the usual business; (ix) failing to furnish Bank with any requested financial information or failing to permit inspection of books or records by Bank or any of its agents, attorneys or accountants; (x) making any misrepresentation to Bank in obtaining credit for any of them ; (xi) impairment of financial responsibility of any of them in Bank's good faith opinion; (xii) Bank shall in good faith deem itself insecure at any time; (xiii) the occurrence of a default or event of default under any guarantee or security agreement guaranteeing or securing any Obligations of Maker; or (xiv) breach of any covenant or warranty; then, in the case of any Event of Default other than those referred to in clause (ii) of this sentence, Bank may declare by notice to Maker any and all Obligations of Maker to be immediately due and payable, refuse to grant any advances, and in case of any Event of Default referred to in clause (ii) of this sentence all of the Obligations of Maker shall automatically become due and payable immediately without notice or demand.


     This Note shall be payable in lawful money of the United States of America in immediately available funds. Except as otherwise provided herein with respect to prepayments, all payments on this Note shall be applied to the payment of accrued interest before being applied to the payment of principal. Any payment which is required to he made on a day which is not a banking business day in the City of New York shall be payable on the next succeeding banking business day and such additional time shall be included in the computation of interest. In the event that any other Obligations are due at any time that Bank receives a payment from Maker on account of this Note or any such other Obligations, Bank may apply such payment to amounts due under this Note or any such other Obligations in such manner as Bank, in its discretion, elects, regardless of any instructions from Maker to the contrary.


     To induce Bank, in its sole discretion, to make loans to Maker, Maker represents, warrants and covenants to Bank that (i) Maker is duly incorporated and validly existing in good standing under the laws of the jurisdiction of its incorporation, with full power and authority to make, deliver and perform this Note; (ii) the execution, delivery and performance by Maker of this Note have been duly authorized by all necessary corporate action and do not and will not violate or conflict with its charter or by-laws or any law, rule, regulation or order binding on Maker or any agreement or instrument to which Maker is a party or which may be binding on Maker, (iii) this Note has been fully executed by an authorized officer of Maker and constitutes a legal, valid, binding and enforceable obligation of Maker; (iv) no authorization, consent, approval, license, exemption of or filing or registration with, any court or government or governmental agency is or will be necessary to the valid execution, delivery or performance by Maker of this Note; (v) the loans evidenced by this Note will be used solely for ________________________ purposes; (vi) there are no pending or threatened actions, suits or proceedings against or affecting Maker by or before any court, commission, bureau or other governmental agency or instrumentality, which, individually or in the aggregate, if determined adversely to Maker, would have a material adverse effect on the business, properties, operations, or condition, financial or otherwise, of Maker; and (vii) the most recent financial statements of Maker heretofore delivered to Bank are complete and correct and since the date thereof there has not occurred any material adverse change in the financial condition or operations of Maker from that shown on said financial statements.


     Bank shall have a continuing lien and/or right of setoff on, and is hereby granted a security interest in, all deposits (general and special) and credits with Bank or any Bank Affiliate of any Maker and endorser, and may apply all or pan of the same to any Obligations, at any time or times, without notice. Bank shall have a continuing lien on, and is hereby wanted a security interest in, all property of every Maker and endorser and the proceeds thereof held or received by or for Bank or any Bank Affiliate for any purpose, whether or not for the express purpose of serving as collateral security for the Obligations. As used in this Note, the term "Bank Affiliate" includes any individual, partnership or corporation acting as nominee or agent for Bank, and any corporation or bank which is directly or indirectly owned or controlled by, or under common control with, Bank. Any notice of disposition of property shall be deemed reasonable if mailed at least five days before such disposition to the last address of Maker or endorser on Bank's records. If the Obligations evidenced by this Note are secured by a security agreement and/or other security documents which Maker has separately delivered to Bank (whether or not such documents make specific reference to this Note), reference to such documents is made for a description of the collateral provided thereby and of the rights of Maker and Bank therein. The rights and remedies of Bank provided hereunder are cumulative with the rights and remedies available to Bank under any other instruments or agreements or under applicable law. As used in this Note, the term "Obligations" means all amounts payable under this Note and any and all other indebtedness, obligations and liabilities of

Maker to Bank, and all claims of Bank against Maker, now existing or hereafter arising, direct or indirect (including participations or any interest of Bank in indebtedness of Maker to others), acquired outright, conditionally, or as collateral security from another, absolute or contingent, joint or several, secured or unsecured, matured or unmatured, monetary or non-monetary, arising out of contract or tort, liquidated or unliquidated, arising by operation of law or otherwise, and all extensions, renewals, refundings, replacements and modifications of any of the foregoing.

     In case any principal of or interest on this Note is not paid when due, each Maker and indorser shall be jointly and severally liable for all costs of enforcement and collection of this Note incurred by Bank or any other holder of this Note, including but not limited to reasonable attorneys' fees, disbursements and court costs. In addition, in the event of a default hereunder, Maker shall pay all reasonable attorneys' fees and disbursements incurred by Bank in obtaining advice as to its rights and remedies in connection with such default.

     Maker and each endorser hereby separately waive presentment, notice of dishonor, protest and notice of protest, and any or all other notices or demands (other than demand for payment) in connection with the delivery, acceptance, performance, default endorsement or guarantee of this Note. The liability of any Maker or endorser hereunder shall be unconditional and shall not be in any manner affected by any indulgence whatsoever granted or consented to by the holder hereof, including, but not limited to any extension of time, renewal, waiver or other modification. Any failure of the holder to exercise any right hereunder shall not be construed as a waiver of the right to exercise the same or any other right at any time and from time to time thereafter. Bank or any holder may accept late payments, or partial payments, even though marked "payment in full" or containing words of similar import or other conditions, without waiving any of its rights. No amendment modification or waiver of any provision of this Note nor consent to any departure by Maker therefrom shall be effective, irrespective of any course of dealing, unless the same shall be in writing and signed by Bank, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given. This Note cannot be changed or terminated orally or by estoppel or waiver or by any alleged oral modification regardless of any claimed partial performance referable thereto.

     Any notice from Bank to Maker or any endorser shall be deemed given when delivered to Maker or such endorser by hand or when deposited in the United States mail and addressed to Maker or such indorser at the last address of Maker or such endorser appearing on Banks records.

     This Note shall be governed by and construed in accordance with the laws of the State of New York applicable to instruments made and to be performed wholly within that state. If any provision of this Note is held to he illegal or unenforceable for any reason whatsoever, such illegality or unenforceability shall not affect the validity of any other provision hereof

     MAKER AND EACH INDORSER AGREE THAT ANY ACTION, DISPUTE, PROCEEDING, CLAIM OR CONTROVERSY BETWEEN MAKER OR SUCH INDORSER AND BANK, WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE ("DISPUTE" OR "DISPUTES") SHALL, AT BANK'S ELECTION, WHICH ELECTION MAY BE MADE AT ANY TIME PRIOR TO THE COMMENCEMENT OF A JUDICIAL PROCEEDING BY BANK, OR IN THE EVENT OF A JUDICIAL PROCEEDING INSTITUTED BY MAKER OR SUCH INDORSER AT ANY TIME PRIOR TO THE LAST DAY TO ANSWER AND/OR RESPOND TO A SUMMONS AND/OR COMPLAINT MADE BY MAKER OR SUCH INDORSER, BE RESOLVED BY
ARBITRATION IN ACCORDANCE WITH THE PROVISIONS OF THIS PARAGRAPH AND SHALL, AT THE ELECTION OF BANK, INCLUDE ALL DISPUTES ARISING OUT OF OR IN CONNECTION WITH
(1) THIS NOTE OR ANY RELATED AGREEMENTS OR INSTRUMENTS, (2) ALL PAST, PRESENT AND FUTURE AGREEMENTS INVOLVING MAKER OR SUCH INDORSER AND BANK, (3) ANY TRANSACTION RELATED TO THIS NOTE AND ALL PAST, PRESENT AND FUTURE TRANSACTIONS INVOLVING MAKER OR SUCH ENDORSER AND BANK, AND (4) ANY ASPECT OF THE PAST, PRESENT OR FUTURE RELATIONSHIP OF MAKER OR SUCH INDORSER AND BANK. Bank may elect to require arbitration of any Dispute with Maker or any endorser without thereby being required to arbitrate all Disputes between Bank and Maker or such endorser. Any such Dispute shall be resolved by binding arbitration in accordance with Article 75 of the New York Civil Practice Law and Rules and the Commercial Arbitration Rules of the American Arbitration Association ("AAA"). In the event of any inconsistency between such Rules and these arbitration provisions,  these  provisions  shall  supersede  such  Rules.  All  statutes of limitations which would otherwise be applicable shall apply to any arbitration proceeding under this paragraph. In any arbitration proceeding subject to this paragraph, the arbitration panel (the "arbitrator") is specifically empowered to decide (by documents only, or with a hearing, at the arbitrator's sole discretion) pre-hearing motions which are substantially similar to pre-hearing motions to dismiss and motions for summary adjudication. In any such arbitration proceeding, the arbitrator shall not have the power or authority to award punitive damages to any party. Judgment upon the award rendered may be entered in any court having jurisdiction. Whenever an arbitration is required, the panics shall select an arbitrator in the manner provided in this paragraph. No provision of, nor the exercise of any rights under, this paragraph shall limit the right of Bank (1) to foreclose against any real or personal property collateral through judicial foreclosure, by the exercise of the power of sale under a deed of trust, mortgage or other security agreement or instrument, pursuant to applicable provisions of the Uniform Commercial Code, or otherwise herein pursuant to applicable law, (2) to exercise self-help remedies including but not limited to setoff and repossession, or (3) to request and obtain from a court having jurisdiction before, during or after the pendency of any arbitration, provisional or ancillary remedies and relief including but not limited to injunctive or mandatory relief or the appointment of a receiver. The institution and maintenance of an action or judicial proceeding for, or pursuit of, provisional or ancillary remedies or exercise of self-help remedies shall not constitute a waiver of the right of Bank, even if Bank is the plaintiff, to submit the Dispute to arbitration if Bank would otherwise have such right. Whenever an arbitration is required under this paragraph, the arbitrator shall be selected, except as otherwise herein provided, in accordance with the Commercial Arbitration Rules of the AAA. A single arbitrator shall decide any claim of $100,000 or less and he or she shall be an attorney with at least five years' experience. Where the claim of any party exceeds $100,000, the Dispute shall be decided by a majority of three arbitrators, at least two of whom shall be attorneys (at least one of whom shall have not less than five years' experience representing commercial banks). The arbitrator shall have the power to award recovery of all costs and fees (including attorneys' fees, administrative fees, arbitrators fees, and court costs) to the prevailing party. In the event of any Dispute governed by this paragraph, each of the parties shall, subject to the award of the arbitrator, pay an equal share of the arbitrator's fees.

     MAKER AND EACH INDORSER AGREE THAT ANY ACTION, SUIT OR PROCEEDING IN RESPECT OF OR ARISING OUT OF THIS NOTE MAY BE INITIATED AND PROSECUTED IN THE STATE OR FEDERAL COURTS, AS THE CASE MAY BE, LOCATED IN NEW YORK COUNTY, NEW YORK AND ANY ARBITRATION PROCEEDING PURSUANT HERETO SHALL BE CONDUCTED IN NEW YORK, NEW YORK. MAKER AND EACH INDORSER CONSENT TO AND SUBMIT TO THE EXERCISE OF JURISDICTION OVER ITS PERSON BY ANY SUCH COURT HAVING JURISDICTION OVFR THE SUBJECT MATTER, WAIVE PERSONAL SERVICE OF ANY AND ALL PROCESS UPON IT AND CONSENT THAT ALL SUCH SERVICE OF PROCESS BE MADE BY REGISTERED MAIL DIRECTED TO MAKER OR SUCH INDORSER AT ITS ADDRESS SET FORTH BELOW OR TO ANY OTHER ADDRESS AS MAY APPEAR IN BANK'S RECORDS AS THE ADDRESS OF MAKER OR SUCH INDORSER.

     IN ANY ACTION, SUIT OR PROCEEDING IN RESPECT OF OR ARISING OUT OF THIS NOTE, BANK, MAKER AND EACH INDORSER WAIVE TRIAL BY JURY, AND MAKER AND EACH INDORSER ALSO WAIVE (1) THE RIGHT TO INTERPOSE ANY SETOFF OR COUNTERCLAIM OF ANY NATURE OR DESCRIPTION, (II) ANY OBJECTION BASED ON FORUM NON CONVENIENS OR VENUE, AND (III) ANY CLAIM FOR CONSEQUENTIAL, PUNITIVE OR SPECIAL DAMAGES.

     Bank is authorized to fill in any blank spaces and to otherwise complete this Note and correct any patent errors herein.

                                            Equistar Consolidated Holdings, LLC

/s/ David H. Peipers        /s/ Milton E. Stanson        /s/ Vincent P. Iannazzo
----------------------      --------------------------   -----------------------
David H. Peipers            By:  Milton E. Stanson,      Vincent P. Iannazzo
Manager                          Manager                 Manager

                            Address for Notices:
                            115 E. 57th Street, Suite 1540
                            New York, NY 10022


        If the Maker is not a natural
        person, indicate the type of entity below:

        [ ] partnership
            organized under the
            laws of_____________.

        [ ] limited partnership
            organized under the
            laws of_____________.

        [X] corporation organized
            under the laws of Nevada.

        [ ] other (specify):.


[Corporate Acknowledgment]
STATE OF NEW YORK
COUNTY OF ____________________

     On this _____ day of _____________________ , before me personally came ______________________ to me known who, being duly sworn, deposes and says that he is the _______________________ of __________________________________ , the
corporation described in and which executed the above instrument; that he knows the seal of the corporation; that the seal affixed to said instrument is such corporate seal; that it was so affixed by order of the Board of Directors of said corporation and he signed his name by like order.


                                  ___________________________________
                                  Notary Public

                        LOANS AND PAYMENTS ON PRINCIPAL

                                       Amount of      Unpaid
               Loan       Amount of    Principal     Principal       Notation
   Date         No.         Loan         Paid         Balance         Made By
----------  ----------  ------------  -----------  ------------  ---------------

----------  ----------  ------------  -----------  ------------  ---------------

----------  ----------  ------------  -----------  ------------  ---------------

----------  ----------  ------------  -----------  ------------  ---------------

----------  ----------  ------------  -----------  ------------  ---------------

----------  ----------  ------------  -----------  ------------  ---------------

----------  ----------  ------------  -----------  ------------  ---------------

----------  ----------  ------------  -----------  ------------  ---------------

----------  ----------  ------------  -----------  ------------  ---------------

----------  ----------  ------------  -----------  ------------  ---------------

----------  ----------  ------------  -----------  ------------  ---------------

----------  ----------  ------------  -----------  ------------  ---------------

----------  ----------  ------------  -----------  ------------  ---------------

                                   EXHIBIT A

                                 DRAWING NOTICE

                                                         Date:_____________


(Name and address of bank redacted)
New York, New York 10018
Attention:___________________

     I hereby refer you to the Promissory Note dated as of _____________________ between [Maker] and (Name and address of bank redacted) (the "Note").

     I wish to make a Loan on the following amount and terms pursuant to such Note and, in connection therewith, I hereby confirm that I accept all the terms and conditions of such Note and that there is no Event of Default which has occurred and is continuing as of the date hereof.

         Amount of Loan: U.S.$ ____________________________

         Credit to Account:   _____________________________

         Term of LIBOR Interest Period: ___________________


                                                    Very truly yours,
                                                     [Maker]

                                                    By:_______________________
                                                       Print Name:
                                                       Title:

                                   EXHIBIT B

                                 RENEWAL NOTICE



                                                    Date:________________


(Name and address of bank redacted)
New York, New York 10018
Attention:

     I hereby refer you to the Promissory Note dated as of ___________________ between [Maker] and (Name and address of bank redacted) (the "Note").

     I wish to renew a Loan that is currently outstanding under the Note and, in connection therewith, I hereby confirm that I accept all the terms and conditions of such Note and that there is no Event of default that has occurred and is continuing as of the date hereof.

         Amount of Outstanding Loan: U.S. $__________________________

         Last Day of Current
             LIBOR Interest Period:        __________________________

         LIBOR Interest Period
             for Renewal Term:             __________________________


                                                    Very truly yours,
                                                     [Maker]

                                                    By:_______________________
                                                       Print Name:
                                                       Title:

                                   EXHIBIT D

                                                                  EXECUTION COPY





                             STOCK PLEDGE AGREEMENT

                         Dated as of September 29, 2000

                                      From

                      UNIVERSAL EQUITIES CONSOLIDATED, LLC

                                       And

                           THORN TREE RESOURCES, LLC.

                                   as Grantors

                                       to

                             (Name of bank redacted)

                                as Secured Party

                             STOCK PLEDGE AGREEMENT


     STOCK PLEDGE AGREEMENT dated as of September 29, 2000 made by Universal Equities Consolidated, LLC, a Nevada limited liability company ("Universal"), and Thorn Tree Resources, LLC., a Delaware limited liability company ("Thorntree") (each of Universal and Thorntree, a "Grantor" and together the "Grantors"), to (name of bank redacted) (subject to Section 17 below, (name of bank redacted), together with any successor or assignee, the "Secured Party").

     PRELIMINARY STATEMENTS.

     (1) The Secured  Party may,  from time to time on or after the date hereof,
make  advances  (the  "Advances")  to  Equistar   Consolidated   Holdings,   LLC
("Equistar").

     (2) Each Grantor is the owner of the issued shares of stock (the "Initial Pledged Shares") in Hawks Industries, Inc., a Wyoming corporation ("Hawks"), as described in Schedule I hereto.

     (3) Each Grantor will derive substantial direct and indirect benefit from the maintenance of the existing Advances and the making of further Advances to Equistar.

     (4) Unless otherwise defined in this Agreement, terms defined in Article 8 or 9 of the Uniform Commercial Code in effect in the State of New York ("N.Y. Uniform Commercial Code") are used in this Agreement as such terms are defined in such Article 8 or 9.

     NOW, THEREFORE, in consideration of the premises and in order to induce the Secured Party to make Advances and for other good and valuable consideration (the receipt of which is hereby acknowledged), each Grantor hereby agrees with the Secured Party as follows:

     Section 1. Grant of Security. Each Grantor hereby assigns and pledges to the Secured Party for the benefit of the Secured Party, and hereby grants to the Secured Party for the benefit of the Secured Party, a security interest in, such Grantor's right, title and interest in and to the following, in each case, as to each type of property described below, whether now owned or hereafter acquired by such Grantor, wherever located, and whether now or hereafter existing or arising (collectively, the "Collateral"):

          (a) the Initial Pledged Shares and the certificates, if any, representing the Initial Pledged Shares, and all dividends, cash, instruments and other property from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of the Initial Pledged Shares;

          (b) all additional shares of stock of Hawks (excluding any shares of stock of Hawks pledged by such Grantor in favor of The Chase Manhattan Bank pursuant to a Collateral Agreement dated the date hereof) from time to time acquired by such Grantor (such shares, together with the Initial Pledged Shares, being the "Pledged Shares"), and the certificates, if any, representing such additional shares, and all dividends, cash, instruments and other property, from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of such shares; and

          (c) all proceeds of any and all of the Collateral (including, without limitation, proceeds that constitute property of the types described in clauses (a) and (b) of this Section 1 and this clause (c)).

     Section 2. Security for Obligations. This Agreement secures the payment of all obligations of Equistar, now or hereafter existing, under each document, agreement or instrument evidencing the Advances (such documents, agreements and instruments, the "Loan Documents"), whether direct or indirect, absolute or contingent, and whether for principal, reimbursement obligations, interest, fees, premiums, penalties, indemnifications, contract causes of action, costs, expenses or otherwise, including, without limitation, any indebtedness owed by Equistar to Mrs. Dorothy D. Eweson that is acquired by the Secured Party after the date hereof (all such obligations being the "Secured Obligations"). Without limiting the generality of the foregoing, this Agreement secures the payment of all amounts that constitute part of the Secured Obligations and would be owed by Equistar to the Secured Party under the Loan Documents but for the fact that they are unenforceable or not allowable due to the existence of a bankruptcy, reorganization or similar proceeding involving Equistar or such Grantor.

     Section 3. Delivery and Control of Collateral. (a) All certificates or instruments representing or evidencing Collateral shall be delivered to and held by or on behalf of the Secured Party pursuant hereto and shall be in suitable form for transfer by delivery, or shall be accompanied by duly executed instruments of transfer or assignment in blank, all in form and substance satisfactory to the Secured Party.

     (b) With respect to any Collateral in which any Grantor has any right, title or interest and that constitutes an uncertificated security, such Grantor will cause the issuer thereof either (i) to register the Secured Party as the registered owner of such security or (ii) to agree in writing with the Grantor and the Secured Party that such issuer will comply with instructions with respect to such security originated by the Secured Party without further consent of such Grantor, such agreement to be in form and substance satisfactory to the Secured Party.

     Section 4. Representations and Warranties. Each Grantor represents and warrants as follows:

          (a) Such Grantor is a limited liability company duly formed, validly existing and in good standing under the laws of the jurisdiction of its incorporation.

          (b) The execution, delivery and performance by such Grantor of this Agreement, is within such Grantor's limited liability company powers, has been duly authorized by all necessary limited liability company action, and does not (i) contravene such Grantor's certificate of formation, limited liability company agreement or other constitutive documents, (ii) violate any law, rule, regulation (including, without limitation, Regulation X of the Board of Governors of the Federal Reserve System), order, writ, judgment, injunction, decree, determination or award, (iii) conflict with or result in the breach of, or constitute a default or require any payment to be made under, any contract, loan agreement, indenture, mortgage, deed of trust, lease or other instrument binding on or affecting such Grantor or
     (iv) except for the pledge, assignment and security interest created under this Agreement, result in or require the creation or imposition of any Lien (as defined below) upon or with respect to any of the Pledged Shares of such Grantor.

          (c) This Agreement has been duly executed and delivered by such Grantor. This Agreement is the legal, valid and binding obligation of such Grantor, enforceable against such Grantor in accordance with its terms.

          (d) Such Grantor is, individually and together with its subsidiaries, solvent.

          (e)  All  Collateral  of  such  Grantor   consisting  of  certificated
     securities and instruments has been delivered to the Secured Party.

          (f) Such Grantor is the legal and beneficial owner of the Collateral of such Grantor free and clear of any Lien (as defined below), claim, option or right of others, except for the pledge, assignment and security interest created under this Agreement. No effective financing statement or other instrument similar in effect covering all or any part of such Collateral or listing such Grantor or any trade name of such Grantor as debtor is on file in any recording office, except such as may have been filed in favor of the Secured Party relating to the Loan Documents.

          (g) The Pledged Shares pledged by such Grantor hereunder have been duly authorized and validly issued and are fully paid and non-assessable.

          (h) The Initial Pledged Shares (together with any shares of stock of Hawks pledged by such Grantor in favor of The Chase Manhattan Bank pursuant to a Collateral Agreement dated the date hereof) constitute all of the issued and outstanding shares of stock of Hawks owned by such Grantor as at the date hereof.

     Section 5. Further Assurances. (a) Each Grantor agrees that from time to time, at the expense of such Grantor, such Grantor will promptly execute and deliver all further instruments and documents, and take all further action, that may be reasonably necessary, or that the Secured Party may reasonably request, in order to perfect and protect any pledge, assignment or security interest granted or purported to be granted by such Grantor hereunder or to enable the Secured Party to exercise and enforce its rights and remedies hereunder with respect to any Collateral of such Grantor.

     (b) Each Grantor hereby authorizes the Secured Party to file one or more financing or continuation statements, and amendments thereto, relating to all or any part of the Collateral of such Grantor without the signature of such Grantor where permitted by law. A photocopy or other reproduction of this Agreement or any financing statement covering the Collateral or any part thereof shall be sufficient as a financing statement where permitted by law.

     Section 6. Voting Rights; Dividends; Etc. (a) Prior to any of the Advances becoming due and payable pursuant to the terms of the Loan Documents:

          (i) Each Grantor shall be entitled to exercise any and all voting and other consensual rights pertaining to the Collateral of such Grantor or any part thereof for any purpose.

          (ii) Each Grantor shall be entitled to receive and retain any and all dividends and other distributions paid in respect of the Collateral of such Grantor; provided, however, that any and all:

               (A) dividends and other distributions paid or payable other than in cash in respect of, and instruments and other property received, receivable or otherwise distributed in respect of, or in exchange for, any Collateral;

               (B) dividends and other distributions paid or payable in cash in respect of any Collateral in connection with a partial or total liquidation or dissolution or in connection with a reduction of capital, capital surplus or paid-in-surplus; and

               (C) cash paid, payable or otherwise distributed in exchange for, any Collateral,

     shall be, and shall be forthwith delivered to the Secured Party to hold as, Collateral and shall, if received by such Grantor, be received in trust for the benefit of the Secured Party, be segregated from the other property or funds of such Grantor and be forthwith delivered to the Secured Party as Collateral in the same form as so received (with any necessary endorsement).

     (b) Upon and following any of the Advances becoming due and payable pursuant to the terms of the Loan Documents:

          (i) All rights of each Grantor (x) to exercise or refrain from exercising the voting and other consensual rights that it would otherwise be entitled to exercise pursuant to Section 6(a)(i) shall, upon notice to such Grantor by the Secured Party, cease and (y) to receive the dividends and other distributions that it would otherwise be authorized to receive and retain pursuant to Section 6(a)(ii) shall automatically cease, and all such rights shall thereupon become vested in the Secured Party for its benefit, and the Secured Party shall thereupon have the sole right to exercise or refrain from exercising such voting and other consensual rights and to receive and hold as Collateral such dividends and other distributions.

          (ii) All dividends and other distributions that are received by any Grantor contrary to the provisions of paragraph (i) of this Section 6(b) shall be received in trust for the benefit of the Secured Party, shall be segregated from other funds of such Grantor and shall be forthwith paid over to the Secured Party for its benefit as Collateral in the same form as so received (with any necessary endorsement).

     Section 7. Covenants. Subject to Section 8, each Grantor agrees that it will not (i) sell, assign or otherwise dispose of, or grant any option with respect to, any of the Collateral, or (ii) create or suffer to exist any lien, or other security interest or other charge or encumbrance of any kind, or any other type of preferential arrangement (each such lien, security interest, charge, encumbrance or preferential arrangement, a "Lien"), upon or with respect to any of the Collateral of such Grantor except for the pledge, assignment and security interest created under this Agreement.

     Section 8. Permitted Sales of Collateral/Refinancing. (a) Prior to any of the Advances becoming due and payable pursuant to the terms of the Loan Documents, a Grantor may, with the consent of the Secured Party (such consent not to be unreasonably withheld) sell or create a Lien in all or part of the Collateral; provided, however, that:

          (i) such Lien shall be created to secure debt which is subordinated in right of payment to the Secured Obligations;

          (ii) the sale proceeds (net of any brokerage commissions, underwriting fees and discounts, legal fees, finder's fees and other similar fees and commissions) or the principal amount of such debt (as applicable) shall be applied to prepay the Secured Obligations in accordance with Subsection (b) below; and

          (iii) the consent of the Secured Party shall not be needed for any sale of all or part of the Collateral if the number of Pledged Shares owned by such Grantor that are to be sold and thereby released from the assignment, pledge and security interest created hereunder does not exceed a portion of the Pledged Shares owned by such Grantor that bears the same proportion to the total amount of the Pledged Shares then owned by such Grantor as the amount of the sale proceeds bears to the total amount of the Secured Obligations attributable to such Grantor (as determined pursuant to the second sentence of Section 8(d) below).

     (b) Forthwith upon receipt by such Grantor of the sale proceeds or principal amount of any debt securing any such Lien, such Grantor shall apply such proceeds or principal amount in the following manner:

          (i) a maximum amount of not more than $3,600,000 in aggregate shall be paid into an account in the name of Equistar held with the Secured Party (such account or accounts to have Mr David H. Peipers as a co-signer to the withdrawal of funds therefrom), the funds in such account to be used exclusively to fund interest and other amounts payable under and in respect of the Secured Obligations and other out-of-pocket costs and expenses of Equistar (excluding costs and expenses of a capital expenditure nature) incurred in the ordinary course of business then due and payable; and therafter

          (ii) until the principal amount of the Secured Obligations is reduced to the lesser of (x) $18,000,000 and (y) an amount equal to one half of the principal amount of the Secured Obligations outstanding on the date hereof, such Grantor shall apply 100% of such proceeds or principal amount to reduce the Secured Obligations; and thereafter

          (iii) (A) if such Grantor is Universal, Universal shall apply 80% of such proceeds or principal amount to reduce the Secured Obligations until the Secured Obligations are reduced to zero and, until the Secured Obligations are reduced to zero, 20% of such proceeds or principal amount shall be retained by Universal for its own account and (B) if such Grantor is Thorntree, Thorntree shall apply 100% of such proceeds or principal amount to reduce the Secured Obligations until the Secured Obligations are reduced to zero; and thereafter

          (iv) 100% of any balance of such proceeds of principal amount after application in accordance with the foregoing and after the Secured Obligations have been reduced to zero shall be retained by such Grantor for its own account.

     (c) The Secured Party shall do all things (including delivering any certificates or instruments representing such Collateral and any accompanying executed instruments of transfer or assignment in blank to such Grantor) and execute all documents and instruments reasonably necessary to release such Collateral from the pledge, assignment and security interest created hereby pursuant to Subsection (b) above.

     (d) Each Grantor shall have the right, at any time prior to any of the Advances becoming due and payable pursuant to the terms of the Loan Documents, to make a payment of cash on account of the principal amount of the portion of the Secured Obligations attributable to such Grantor whereupon such Grantor shall be permitted to withdraw and reacquire possession of a portion of the Pledged Shares owned by such

Grantor that bears the same proportion to the total amount of Pledged Shares then owned by such Grantor as the principal amount of the repayment bears to the total amount of the Secured Obligations attributable to such Grantor. For purposes of this paragraph and Section 8(a)(i), the amount of Secured Obligations attributable to a Grantor shall mean (i) fifty percent of the Secured Obligations existing on the date hereof, plus or minus any additions thereto resulting from the making of additional Advances, the accrual of interest or the incurrence of any other amount under the terms of the Loan Documents or subtractions therefrom resulting from the repayment or prepayment of the Advances by Equistar (otherwise than pursuant to the application of this Section 8), less (ii) such Grantor's pro rata share of any credits to which such Grantor is entitled by reason of prior transactions pursuant to this Section 8.

     Section 9. Remedies. Upon and following any of the Advances becoming due and payable pursuant to the terms of the Loan Documents:

          (a) The Secured Party may exercise in respect of the Collateral, in addition to other rights and remedies provided for herein or otherwise available to it, all the rights and remedies of a secured party upon default under the N.Y. Uniform Commercial Code (whether or not the N.Y. Uniform Commercial Code applies to the affected Collateral) and also may:
     (i) without notice except as specified below, sell the Collateral or any part thereof in one or more parcels at public or private sale, for cash, on credit or for future delivery, and upon such other terms as the Secured Party may deem commercially reasonable and (ii) exercise any and all rights and remedies of either Grantor under or in connection with or otherwise in respect of the Collateral. Each Grantor agrees that, to the extent notice of sale shall be required by law, at least ten days' notice to such Grantor of the time and place of any public sale or the time after which any private sale is to be made shall constitute reasonable notification. The Secured Party shall not be obligated to make any sale of Collateral regardless of notice of sale having been given. The Secured Party may adjourn any public or private sale from time to time by announcement at the time and place fixed therefor, and such sale may, without further notice, be made at the time and place to which it was so adjourned.

          (b) All payments received by any Grantor under or in connection with the Collateral shall be received in trust for the benefit of the Secured Party, shall be segregated from other funds of such Grantor and shall be forthwith paid over to the Secured Party in the same form as so received (with any necessary endorsement).

     Section 10. Indemnity and Expenses. (a) Each Grantor agrees to indemnify, defend and save and hold harmless the Secured Party and each of its affiliates and their respective officers, directors, employees, agents and advisors (each, an "Indemnified Party") from and against, and shall pay on demand, any and all claims, damages, losses, liabilities and expenses (including, without limitation, reasonable fees and expenses of counsel) that may be incurred by or asserted or awarded against any Indemnified Party, in each case arising out of or in connection with or resulting from this Agreement (including, without limitation, enforcement of this Agreement), except to the extent such claim, damage, loss, liability or expense is found in a final, non-appealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party's gross negligence or willful misconduct.

     (b) Each Grantor will upon demand pay to the Secured Party the amount of any and all reasonable expenses, including, without limitation, the reasonable fees and expenses of its counsel and of any experts and agents, that such Secured Party may incur in connection with (i) the administration of this Agreement,

(ii) the custody, preservation, use or operation of, or the sale of, collection from or other realization upon, any of the Collateral of such Grantor, (iii) the exercise or enforcement of any of the rights of such Secured Party hereunder or
(iv) the failure by such Grantor to perform or observe any of the provisions hereof.

     Section 11. Amendments; Waivers; Etc. (a) No amendment or waiver of any provision of this Agreement, no consent to any departure by any Grantor herefrom, and no release of any of the Collateral (except pursuant to the terms of Section 8), shall in any event be effective unless the same shall be in writing and signed by the Secured Party, and then such waiver, consent or release shall be effective only in the specific instance and for the specific purpose for which given. No failure on the part of either Secured Party to exercise, and no delay in exercising any right hereunder, shall operate as a waiver thereof; nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or the exercise of any other right.

     Section 12. Continuing Security Interest. This Agreement shall create a continuing security interest in the Collateral and shall (a) remain in full force and effect until payment in full in cash of the Secured Obligations and payment and satisfaction in full in cash of all rights of Mrs. Dorothy D. Eweson in respect of the Secured Obligations and the Collateral acquired by subrogation that may arise from collateral arrangements which Mrs. Dorothy D. Eweson has with the Secured Party, (b) be binding upon each Grantor, its successors and assigns and (c) inure to the benefit of the Secured Party and its respective successors, transferees and assigns, and to Mrs. Dorothy D. Eweson to the extent of any rights of Mrs. Dorothy D. Eweson in respect of the Secured Obligations and the Collateral acquired by subrogation that may arise from collateral arrangements which Mrs. Dorothy D. Eweson has with the Secured Party.

     Section 13. Security Interest Absolute. The obligations of each Grantor under this Agreement are independent of the Secured Obligations, and a separate action or actions may be brought and prosecuted against each Grantor to enforce this Agreement, irrespective of whether any action is brought against such Grantor or Equistar or whether such Grantor or Equistar is joined in any such action or actions. All rights of the Secured Party and the pledge, assignment and security interest hereunder, and all obligations of each Grantor hereunder, shall be irrevocable, absolute and unconditional irrespective of, and each Grantor hereby irrevocably waives (to the maximum extent permitted by applicable law) any defenses it may now have or may hereafter acquire in any way relating to, any or all of the following:

          (a) any lack of validity or enforceability of any Loan Document;

          (b) any change in the time, manner or place of payment of, or in any other term of, all or any of the Secured Obligations or any other amendment or waiver of or any consent to any departure from any Loan Document, including, without limitation, any increase in the Secured Obligations resulting from the extension of additional credit to Equistar or any of its subsidiaries or otherwise;

          (c) any taking, exchange, release or non-perfection of any Collateral or any other collateral, or any taking, release or amendment or waiver of or consent to departure from any guaranty, for all or any of the Secured Obligations;

          (d) any manner of application of any Collateral or any other collateral, or proceeds thereof, to all or any of the Secured Obligations, or any manner of sale or other disposition of any Collateral or any other collateral for all or any of the Secured Obligations;

          (e)  any  change,   restructuring  or  termination  of  the  corporate
     structure or existence of Equistar or any of its subsidiaries;

          (f) any failure of the Secured Party to disclose any Grantor any information relating to the business, condition (financial or otherwise), operations, performance, assets, nature of assets, liabilities or prospects of Equistar or any of its subsidiaries now or hereafter known to such Secured Party (each Grantor waiving any duty on the part of the Secured Party to disclose such information);

          (g) the failure of any other person to execute this Agreement or any other guaranty or agreement or the release or reduction of liability of any Grantor or other grantor or surety with respect to the Secured Obligations; or

          (h) any other circumstance (including, without limitation, any statute of limitations) or any existence of or reliance on any representation by the Secured Party that might otherwise constitute a defense available to, or a discharge of, such Grantor or any other Grantor or a third party grantor of a security interest.

     This Agreement shall continue to be effective or be reinstated, as the case may be, if at any time any payment of any of the Secured Obligations is rescinded or must otherwise be returned by the Secured Party or by any other person upon the insolvency, bankruptcy or reorganization of Equistar or otherwise, all as though such payment had not been made.

     Section 14. Third Party Beneficiary. The parties hereto hereby agree that Mrs. Dorothy D. Eweson shall be an express third party beneficiary of Section 12 of this Agreement.

     Section 15. Execution in Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by telecopier shall be effective as delivery of an original executed counterpart of this Agreement.

     Section 16. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

     Section 17.  Subrogee.  It is hereby agreed that to the extent Mrs. Dorothy
D. Eweson has or acquires by subrogation rights in the Secured Obligations, the Collateral or the Loan Documents, Mrs. Dorothy D. Eweson shall thereafter and to such extent be a "Secured Party" for the purposes of this Agreement.

     Section 18. Interpretation. Any reference herein to Mrs. Dorothy D. Eweson shall be construed to include a reference to her heirs, executors, assigns and successors.

     Section 19. Assignments. The Secured Party may only assign or otherwise transfer any of its rights or obligations under this Agreement with the prior written consent of Equistar.

     IN WITNESS WHEREOF, each Grantor has caused this Agreement to be duly executed and delivered by its officer thereunto duly authorized as of the date first above written.


                                         UNIVERSAL EQUITIES CONSOLIDATED, LLC


                                         By /S/ Milton E Stanson
                                           -------------------------------------
                                         Name: Milton E Stanson
                                         Title: Manager

                                         THORN TREE RESOURCES, LLC


                                         By /s/ David H. Peipers
                                           -------------------------------------
                                         Name: David H. Peipers
                                         Title: Manager

ACCEPTED by:

(Name of bank redacted)


(Name of signatory redacted)
------------------------------
Name:
Title: Vice President

                                                               Schedule I to the
                                                          Stock Pledge Agreement

                             INITIAL PLEDGED SHARES




============================================================================================

                                                                  Stock
                     Stock                                        Certificate     Number
Grantor              Issuer       Class of Stock     Par Value    No(s)           of Shares
============================================================================================
Universal            Hawks        Common             $0.01        21602           6,000,000
Equities             Industries,                                  through
Consolidated,        Inc.                                         21613
LLC
--------------------------------------------------------------------------------------------
Thorn Tree           Hawks        Common             $0.01        21500           25,000
Resources, LLC       Industries,                                  through
                     Inc.                                         21509
--------------------------------------------------------------------------------------------


============================================================================================